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                               September 3, 2021

       Geoffrey McFarlane
       Chief Executive Officer
       Winc, Inc.
       1745 Berkeley St, Studio 1
       Santa Monica, CA 90404

                                                        Re: Winc, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
18, 2021
                                                            CIK No. 0001782627

       Dear Mr. McFarlane:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 18, 2021

       Prospectus Summary
       Winc: We Bring Everyone to the Table, page 1

   1. Please balance your disclosure by addressing the impact of COVID-19 on your growth, if applicable. In this
regard, we note your disclosure elsewhere in this filing that you have
                                                        "experienced a
significant increase in DTC demand due to changes to consumer behaviors resulting from the
various stay-at-home and restaurant restriction orders . . . in response to the COVID-19 pandemic."
 Geoffrey McFarlane
FirstName
Winc, Inc. LastNameGeoffrey McFarlane
Comapany 3,
September  NameWinc,
              2021     Inc.
September
Page 2     3, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19, page 86

2. We note your response to comment 3, and that you do not believe you can reasonably estimate the quantitative negative impact that the COVID-19 pandemic has had on your wholesale sales. Given that the pandemic began affecting your operations in March 2020, please tell us why you are unable to quantitatively assess the impact of the pandemic on your wholesale sales for the periods presented in your registration statement. Consider the staff's guidance, CF Disclosure Guidance: Topics No. 9 and 9A.
3. We note your disclosure that you "have not seen the DTC consumers acquired during the various stay-at-home orders behave in a materially different manner than those consumers acquired prior to the COVID-19 pandemic, indicative of a more permanent shift in consumer behavior." To provide context for this disclosure, please disclose, if known, the manner in which the DTC consumers acquired during the various stay-at-home orders have behaved as compared to those consumers acquired prior to the pandemic, disclose data that otherwise supports your disclosure, or revise to say this is management's belief.
Key Factors Affecting Our Performance and Growth, page 87

4. We note that the increase in DTC net revenues from 2019 to 2020 was a significant factor contributing to your increase in net revenues for the same period. We also note that the increase in wholesale net revenues for the six months ended June 30, 2021 was a significant factor contributing to your increase in net revenues for the same period. Please explain whether a 85.1% year-over-year increase in DTC net revenues and a 90% period-
         over-period increase in wholesale net revenues is in line with your historical rate of revenue growth from prior periods, or whether such an increase is limited to these periods. Please disclose whether you believe these increases are trends that you expect to continue in future periods. Please also indicate whether you expect that your
         DTC net revenues and wholesale net revenues will remain at the current level if COVID-
         19 restrictions are lifted.
Results of Operations
Comparison of the Six Months Ended June 30, 2021 and 2020, page 92

5. Please revise your results of operations discussion to quantify the COVID-19 pandemic's impact on your revenues and any COVID-related costs incurred during the six months ended June 30, 2021. In this regard, your current disclosure on page 86 that you believe your wholesale net revenues growth rate was impaired from 2019 to 2020 due to the pandemic and wholesale net revenues will be a source of growth for you as quarantine restrictions are lifted," suggests that the 90% increase in wholesale net revenues for the aforementioned period is due, at least in part, to the impact of COVID. To the extent applicable, please also make conforming changes to the disclosure in your "Impact of
         COVID-19" section on page 86.
 Geoffrey McFarlane
Winc, Inc.
September 3, 2021
Page 3
Wholesale Cost of Revenues, page 92

6. You state that the increase in wholesale cost of revenues was entirely attributable to the increase in wholesale net revenues for the period. The wholesale net revenue increase of 90%, period to period, does not appear correlated to the wholesale cost of revenue increase of 59.3%. Please revise to discuss the comparative changes in the wholesale cost of revenue as a percentage of wholesale net revenue or explain the percentage increase variance. Please also revise your comparison of the years ended
      December 31, 2020 and 2019, accordingly.
Business
Growth Strategies, page 114

7. You acknowledge the risk elsewhere that your ability to grow your DTC segment may be hindered by the continued effects of the COVID-19 pandemic "[i]f remote work conditions end, more public venues reopen and consumers spend less time at home."
      Revise to acknowledge as much where you discuss your intent to grow your DTC segment.
Principal Stockholders, page 152

8. We note your amended disclosure in response to comment 9, and reissue the comment.
      Please revise your disclosure to identify each individual member on the committee of
      Sake Ventures, LLC and Rice Wine Ventures, LLC, which you state are responsible for the "[v]oting and disposition decisions" at Cool Japan Fund Inc. In the alternative, tell us why you believe that such individuals are not deemed to be the beneficial owner of the shares.
       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Nicholas Lamparski at 202-551-4695 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                            Sincerely,
FirstName LastNameGeoffrey McFarlane
                                                            Division of
Corporation Finance
Comapany NameWinc, Inc.
                                                            Office of Trade &
Services
September 3, 2021 Page 3
cc:       Drew Capurro
FirstName LastName